CUSIP No. 30162V102

SCHEDULE 13D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Exela Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30162V102

(CUSIP Number)

Andrej Jonovic

HandsOn Global Management

8550 West Desert Inn Road, Suite 102-452

Las Vegas, Nevada 89117

424-268-8900

With a copy to:

Maurice M. Lefkort

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

212-728-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 25, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement on Schedule 13D (this “Schedule 13D”), and is filing this schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30162V102
SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HandsOn Global Management LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 78,636,415

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,250,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 78,636,415

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 51.1% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,142,955 shares of Common Stock of the Issuer outstanding, as of May 8, 2019, as reported in the Issuer’s Form 10-Q, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC, plus 430,698 shares of Common Stock issuable upon settlement of restricted stock units held by the Reporting Persons.

CUSIP No. 30162V102
SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Par Chadha

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 78,636,415

	9	Sole Dispositive Power 150,142

	10	Shared Dispositive Power 76,460,365

11	Aggregate Amount Beneficially Owned by Each Reporting Person 78,636,415

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 51.1% (1)

14	Type of Reporting Person IN

(1) Calculations are based upon 150,142,955 shares of Common Stock of the Issuer outstanding, as of May 8, 2019, as reported in the Issuer’s Form 10-Q, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC, plus 430,698 shares of Common Stock issuable upon settlement of restricted stock units held by the Reporting Persons.

CUSIP No. 30162V102
SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HOF 2 LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO; WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 74,792,421

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 74,792,421

11	Aggregate Amount Beneficially Owned by Each Reporting Person 74,792,421

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 48.8% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,142,955 shares of Common Stock of the Issuer outstanding, as of May 8, 2019, as reported in the Issuer’s Form 10-Q, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC.

CUSIP No. 30162V102
SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HOVS LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO; WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 74,764,907

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 74,764,907

11	Aggregate Amount Beneficially Owned by Each Reporting Person 74,764,907

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 48.7% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,142,955 shares of Common Stock of the Issuer outstanding, as of May 8, 2019, as reported in the Issuer’s Form 10-Q, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC.

CUSIP No. 30162V102
SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HOV Services Ltd

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization India

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 74,764,907

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 74,764,907

11	Aggregate Amount Beneficially Owned by Each Reporting Person 74,764,907

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 48.7% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,142,955 shares of Common Stock of the Issuer outstanding, as of May 8, 2019, as reported in the Issuer’s Form 10-Q, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC.

CUSIP No. 30162V102
SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Adesi 234 LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO; WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 74,723,635

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 74,723,635

11	Aggregate Amount Beneficially Owned by Each Reporting Person 74,723,635

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 48.7% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,142,955 shares of Common Stock of the Issuer outstanding, as of May 8, 2019, as reported in the Issuer’s Form 10-Q, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC.

CUSIP No. 30162V102
SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HandsOn Fund 4 I LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 74,558,549

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 74,558,549

11	Aggregate Amount Beneficially Owned by Each Reporting Person 74,558,549

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 48.6% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,142,955 shares of Common Stock of the Issuer outstanding, as of May 8, 2019, as reported in the Issuer’s Form 10-Q, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC.

CUSIP No. 30162V102
SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HOV Capital III LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 74,558,549

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 74,558,549

11	Aggregate Amount Beneficially Owned by Each Reporting Person 74,558,549

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 48.6% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,142,955 shares of Common Stock of the Issuer outstanding, as of May 8, 2019, as reported in the Issuer’s Form 10-Q, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC.

CUSIP No. 30162V102
SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ex-Sigma 2 LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 74,558,549

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 74,558,549

11	Aggregate Amount Beneficially Owned by Each Reporting Person 74,558,549

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 48.6% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,142,955 shares of Common Stock of the Issuer outstanding, as of May 8, 2019, as reported in the Issuer’s Form 10-Q, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC.

CUSIP No. 30162V102
SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ex-Sigma LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 74,558,549

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 74,558,549

11	Aggregate Amount Beneficially Owned by Each Reporting Person 74,558,549

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 48.6% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,142,955 shares of Common Stock of the Issuer outstanding, as of May 8, 2019, as reported in the Issuer’s Form 10-Q, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC.

SCHEDULE 13D
1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HandsOn 3, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 46,500

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 46,500

11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,500

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0% (1)

14	Type of Reporting Person OO

(1) Calculations are based upon 150,142,955 shares of Common Stock of the Issuer outstanding, as of May 8, 2019, as reported in the Issuer’s Form 10-Q, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC.

CUSIP No. 30162V102

The information in this Amendment No. 4 to Schedule 13D (this “Fourth Amendment” or this “13D/A”) amends the Schedule 13D (the “Initial Schedule 13D”) filed with the U.S. Securities and Exchange Commission (the “ SEC “) by Mr. Par Chadha, HandsOn Global Management, LLC, a Delaware limited liability company (“ HGM “), Ex-Sigma 2 LLC, a Delaware limited liability company (“ Ex-Sigma 2 “), Ex-Sigma LLC, a Delaware limited liability company (“ Ex-Sigma “), HOVS LLC, a Delaware limited liability company (“ HOVS “), HandsOn Fund 4 I, LLC, a Nevada limited liability company (“ HOF 4 “), HOV Capital III, LLC, a Nevada limited liability company (“ HOV 3 “), HOV Services Ltd., an Indian limited company (“ HOV Services “), Adesi 234 LLC, a Nevada limited liability company (“ Adesi “), HOF 2 LLC, a Nevada limited liability company (“ HOF 2 “ and together with Mr. Chadha, Ex-Sigma, Ex-Sigma 2, HGM, HOVS, HOV Services, HOF 4, HOV 3, and Adesi, the “ Initial Reporting Persons “) on July 24, 2017, relating to the common stock, par value $0.0001 per share (the “ Common Stock “), of Exela Technologies, Inc. (the “ Issuer “), as amended by Amendment No. 1 to Schedule 13D filed by the Initial Reporting Persons on April 16, 2018, Amendment No. 2 to Schedule 13D filed by the Initial Reporting Persons and HandsOn 3, LLC, a Nevada limited liability company and an affiliate of the Initial Reporting Persons (“HOF 3 and together with the Initial Reporting Persons the “Amended Reporting Persons”)  on June 20, 2018 and Amendment No. 3 to Schedule 13D filed by the Amended Reporting Persons on May 28, 2019 (the “Prior Amendments”).

This Fourth Amendment reports (a) certain transactions in the Shares entered into as of June 25, 2019, and (b) the entry into a Voting Agreement (the “Voting Agreement”) by and among SoNino LLC, The Beigam Trust, The Rifles Trust, SunRaj LLC, Pidgin Associates LLC, Andrej Jonovic, Shadow Pond LLC, Ron Cogburn, Kanwar Chadha and Surinder Rametra (collectively, the “Voting Agreement Parties”) and certain of the Amended Reporting Persons (together with the Voting Agreement Parties, the “Reporting Persons”).  The Reporting Persons anticipate that the Voting Agreement Parties will file their initial Schedule 13D within 10 days of June 25, 2019.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented as follows:

On June 3, 2019, pursuant to the terms and conditions of the Director Compensation Policy and 2018 Stock Incentive Plan, Mr. Chadha was granted 59,574 Restricted Stock Units, each of which will vest in full immediately prior to the 2020 annual meeting of the stockholders of the Issuer.  Each Restricted Stock Unit represents the right to receive, following vesting, one share of Common Stock.

As detailed in Item 4 below, on June 25, 2019 each of HOF 2, Adesi and HOVS purchased Shares from Ex-Sigma 2.  Each of such entities used working capital to purchase the shares of Common Stock reported on this Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

The Reporting Persons believe that the market price of the Common Stock is less than its intrinsic value.  Thus, the Reporting Persons are continuing to take steps, including advanced discussions and exchanging term sheets with third parties and potential financing sources, in order to make a definitive proposal for a transaction in which the Reporting Persons and/or one or more third parties would acquire all of the outstanding Common Stock not presently owned by the Reporting Persons (a “Take Private”).

In light of their view as to the value of the Common Stock, on June 25, 2019, certain beneficial owners of Ex-Sigma, the controlling shareholder of the Issuer, invested an additional $8,000,000 to acquire exchangeable preferred membership interest in Ex-Sigma and 2,242,424 Shares from Ex-Sigma 2 for their own accounts.  In addition, an existing shareholder of the Issuer, unaffiliated with Ex-Sigma (the “Unaffiliated Purchaser”), purchased 4,375,000 Shares from Ex-Sigma 2 for $7,218,750, making the Unaffiliated Purchaser the third largest shareholder in the Issuer.  The Unaffiliated Purchaser has informed Ex-Sigma that it uses fundamental analysis with a combination of top-down and bottom-up approach to make its investments.  The purchases of Shares were completed as private placements, and Ex-Sigma 2 has assigned a pro rata portion of certain of its registration rights to the purchasers.  Ex-Sigma 2 used the net proceeds of the transaction to make a partial repayment of the Loans.  The Reporting Persons are taking steps intended to reduce their exposure to the Loans that are secured by the Pledged Shares in order to, among other things, provide the Reporting Persons with greater flexibility in implementing a Take Private.  These steps may include, refinancing or paying down the Loans, purchasing some or all of the Loans from the Lenders, posting additional collateral and/or selling certain of the Pledged Shares.

The Reporting Persons entered into the Voting Agreement in order to maintain majority voting control of the Issuer and facilitate a future Take Private.

The Reporting Persons reserve the right to change their intentions with respect to any future acquisitions or dispositions of shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)-(b)

Ex-Sigma 2 directly owns 71,295,076 shares of Common Stock and 2,669,233 shares of Preferred Stock (convertible into 3,263,473 shares of Common Stock), representing beneficial ownership of 48.6% of the Common Stock. Ex-Sigma owns all of the outstanding equity interests in Ex-Sigma 2, and thus may be deemed to share beneficial ownership of such Common Stock. Each of the other Initial Reporting Persons (other than HGM) are direct or indirect equityholders of Ex-Sigma and may be deemed to share beneficial ownership of such Common Stock. In addition to their indirect beneficial ownership of the Shares owned by Ex-Sigma 2:  HOF 2 directly owns 233,872 shares of Common Stock, and thus may be deemed to beneficially own  48.8% of the Common Stock in the aggregate; Adesi directly owns 165,086 shares of Common Stock , and thus may be deemed to beneficially own  48.7% of the Common Stock in the aggregate; and HOVS directly owns 206,358 shares of Common Stock and it and its equity holder HOV Services may be deemed to beneficially own 48.7% of the Common Stock in the aggregate.  HOF 3 directly owns an additional 46,500 shares of Common Stock, representing less than 1% of the Common Stock.  The Voting Agreement Parties directly own 1,667,108 Shares and hold an additional 358,800 restricted stock units, each of which represents the right to receive, following vesting, one share of Common Stock (“RSUs”).  HGM directly owns an additional 1,250,000 shares of Common stock, and, pursuant to the Voting Agreement, may direct each of the Reporting Persons on the voting of their shares, and thus may be deemed to beneficially own 78,636,415, shares of Common Stock representing 51.1% of the Common Stock.  Mr. Chadha directly owns 78,244 Shares and has been granted an additional 71,898 RSUs.  By virtue of his control of the Amended Reporting Persons, Mr. Chadha may be deemed to beneficially own 78,636,415 shares of Common Stock representing 51.1% of the Common Stock.

Percentages in this Schedule 13D for all Reporting Persons other than HGM and Mr. Chadha are calculated based on the quotient obtained by dividing (i) the aggregate number of shares of Common Stock (x) beneficially owned by the applicable Reporting Person, and (y) issuable upon conversion of Preferred Stock held by the Reporting Person, whether or not the Preferred Stock is presently convertible, and assuming a conversion rate of 1.2226 shares of Common Stock for each share of Preferred Stock, by (ii) the sum of (x) 150,142,955  shares of Common Stock outstanding as of May 8, 2019 as reported in the Issuer’s 10-Q and (y) the amount set forth in clause (i)(y).

Percentages in this Schedule 13D for HGM and Mr. Chadha are calculated based on the quotient obtained by dividing (i) the aggregate number of shares of Common Stock (x) beneficially owned by HGM or Mr. Chadha, as applicable, (y) issuable upon conversion of Preferred Stock held by the Reporting Person, whether or not the Preferred Stock is presently convertible, and assuming a conversion rate of 1.2226 shares of Common Stock for each share of Preferred Stock, and (z) issuable upon vesting of RSUs owned by the Reporting Person whether or not such vesting is to occur within 60 days, by (ii) the sum of (x) 150,142,955  shares of Common Stock outstanding as of May 8, 2019 as reported in the Issuer’s 10-Q, and (y) the amount set forth in clauses (i)(y) and (z).

The Reporting Persons are reporting beneficial ownership over the Common Stock issuable upon conversion of the Preferred Stock and vesting of the RSUs, even though such conversion and vesting may not occur within 60 days of the date hereof.  Other than for purposes of this Report, the Reporting Persons expressly disclaim such beneficial ownership, and nothing herein shall be deemed to be an admission by any Reporting Person as to the beneficial ownership of such shares. To the Reporting Persons’ knowledge, except as set forth on Schedule A, Part II of this Fourth Amendment, no Shares are beneficially owned by any Scheduled Person other than Mr. Chadha.

(c) On June 25, 2019, Ex-Sigma 2 sold 6,617,424 Shares for $10,918,750.  Of those Shares, HOF2 purchased 233,872 shares of Common Stock of the Issuer, Adesi purchased 165,086 shares of Common Stock of the Issuer, HOVS purchased 206,358 shares of Common Stock of the Issuer, and the Voting Agreement Parties purchase 1,637,108 Shares.  Ex-Sigma 2 used the net proceeds of the sale to partially repay amounts outstanding under the Loan Agreement.  Mr. Chadha was previously granted Restricted Stock Units, see Item 3.

(d) Except as set forth in Item 3, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

On June 25, 2019, each of the Reporting Persons entered into a Voting Agreement (the “Voting Agreement”).  Pursuant to the Voting Agreement, each of the Reporting Persons has granted to HGM an irrevocable proxy to vote all of such Reporting Persons’ shares then held.  The Voting Agreement Parties directly own 1,667,108 Shares and 358,800 RSUs.  The Voting Agreement will terminate upon written notice of such termination by HGM or, with respect to a Reporting Person, at such time as such Reporting Person ceases to beneficially own any shares.

Each exchangeable preferred membership interest in Ex-Sigma has a liquidation preference equal to its purchase price, and at such time as Ex-Sigma 2 LLC distributes Shares to Ex-Sigma, such exchangeable preferred membership interest is exchangeable into a number of Shares equal to its purchase price divided by the lesser of $1.65 and the 5-day volume weighted average price preceding the date of exchange.

Item 7. Material to be Filed as Exhibits.

Exhibit 10.1: Voting Agreement, dated June 25, 2019, by and among HandsOn Global Management, LLC and the parties executing such agreement as stockholders.

SCHEDULE A

PART II

In addition to Mr. Chadha, the following persons listed on Schedule A, Part I beneficially own the following shares:

Mr. James Reynolds — On June 25, 2019, he purchased 247,630 Shares for $408,589, and acquired approximately $475,000 principal amount of exchangeable preferred interests of Ex-Sigma.  Mr. Reynolds also holds 74,000 RSUs, which will vest on September 1, 2019, and options for 111,000 Shares at an exercise price of $5.98.   Forty percent of the options will vest and become exercisable on August 31, 2020 and the remainder will vest and become exercisable on August 31, 2022.  Mr. Reynolds also holds minority interests in certain of the Amended Reporting Persons.

Mr. Surinder Rametra — On June 25, 2019, he purchased 412,716 Shares for $680,982, and acquired approximately $791,000 principal amount of exchangeable preferred interests of Ex-Sigma.  Mr. Rametra also holds minority interests in certain of the Amended Reporting Persons.

Mr. Vikram Negi — On June 25, 2019, he purchased 178,844 Shares for $295,092, and acquired approximately $343,000 principal amount of exchangeable preferred interests of Ex-Sigma.  Mr. Negi also holds 68,400 RSUs that will vest on September 1, 2019.  Mr. Negi also holds minority interests in certain of the Amended Reporting Persons.

Mr. Sunil Rajadhyaksha — On June 25, 2019, he purchased 110,058 Shares for $181,595, and acquired approximately $211,000 principal amount of exchangeable preferred interests of Ex-Sigma. Mr. Rajadhyaksha also holds minority interests in certain of the Amended Reporting Persons.

CUSIP No. 30162V102

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Fourth Amendment is true, complete and correct.

Dated: June 26, 2019

HANDSON GLOBAL MANAGEMENT, LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

HOVS LLC

By:	/s/ Jim Reynolds
Name: Jim Reynolds
Title: Manager

HANDSON FUND 4 I LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

HOV CAPITAL III LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

HOV SERVICES LTD

By:	/s/ Vik Negi
Name: Vik Negi
Title: Director

ADESI 234 LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

HOF 2 LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

EX-SIGMA 2 LLC

By:	/s/ Jim Reynolds
Name: Jim Reynolds
Title: President

EX-SIGMA LLC

By:	/s/ Jim Reynolds
Name: Jim Reynolds
Title: President

/s/ Par Chadha
Par Chadha

HANDSON 3, LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager